Exhibit 99.1

SOUFUN HOLDINGS LIMITED TO REPORT SECOND QUARTER 2013 FINANCIAL RESULTS ON AUGUST 8, 2013 AND DECLARES A CASH DIVIDEND TO ITS SHAREHOLDERS

BEIJING, July 19, 2013 /PRNewswire/ — SouFun Holdings Limited (NYSE: SFUN, “SouFun”, the “Company”), the leading real estate and home furnishing Internet portal in China, will report its unaudited second quarter 2013 results before the U.S. markets open on Thursday August 8, 2013.

SouFun’s management team will host a conference call on August 8, 2013 at 8:00 AM U.S. Eastern Daylight Time (EDT) (8:00 PM Beijing/Hong Kong time).

The dial-in details for the live conference call are:

International Toll Dial-In Number:	+65 6723 9381

International Toll Free Dial-In Number(s):

Hong Kong	800 930 346

United States	+1 866 519 4004

Local Dial-In Number(s):

Mainland China	400 620 8038 / 800 819 0121

Hong Kong	852 2475 0994

United States, New York	845 675 0437

Passcode:	SFUN

Conference ID #	21467448

A telephone replay of the call will be available after the conclusion of the conference call at 10:00 AM U.S. EDT on August 8 through August 15, 2013. The dial-in details for the telephone replay are:

International:	+61 2 8199 0299

Toll Free:

Mainland China	400 120 0931 / 400 120 0932 / 800 870 0205

Hong Kong	800 963 117

United States	+1 855 452 5696

Local Toll:

Hong Kong	852 3051 2780

United States, New York	646 254 3697

Conference ID # 21467448

A live and archived webcast of the conference call will be available on SouFun’s website at http://ir.soufun.com.

The Company also announced today that its Board declared a cash dividend of US$1.00 per share on the Company’s ordinary shares. The cash dividend will be paid by August 31, 2013 to shareholders of record as of the close of business on July 29, 2013. Dividends to be paid to holders of SouFun’s American depositary shares (“ADSs”) through the depositary bank, JPMorgan Chase Bank, N.A., will be subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Each of the SouFun’s ADSs represents one ordinary share.

About SouFun

SouFun operates the leading real estate Internet portal in China in terms of the number of page views and visitors to our websites in 2012. Through SouFun’s websites, it provides marketing, e-commerce, listing, and other value-added services for China’s fast-growing real estate and home-related sectors. SouFun’s Internet portal is highly focused on user experience, and supports SouFun’s users in seeking information on the real estate and home-related sectors in China. SouFun currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 320 cities in China. For more information about SouFun, please visit http://ir.soufun.com.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Statements that are not historical facts, including statements about SouFun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, SouFun’s limited operating history, the current global financial and credit markets crisis and its potential impact on the Chinese economy, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could recur in the future.

Further information regarding these and other risks and uncertainties is included in SouFun’s annual report on form 20-F and other documents filed with the U.S. Securities and Exchange Commission. SouFun does not assume any obligation to update any forward-looking statements in this release and elsewhere, which apply only as of the date of this press release.

For investor and media inquiries, please contact:

Vice President - Finance: Hong Zhao, +86 (10) 5631-8707, hongzhao@soufun.com

Investor Relations Manager: Yiwen Zhang, +86 (10) 5631-8659, zhangyiwen@soufun.com